INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2012

Highlights

•	Golar LNG (“Golar” or the “Company”) reports operating income of $70.2 million for the third quarter of 2012, an increase of 21% from the second quarter.

•	Golar reports consolidated net income of $44.7 million for the third quarter of 2012.

•	Golar LNG Partners L.P. ("Golar Partners") raises net proceeds of $223 million from its first post-IPO equity issue and applies funds to the Nusantara Regas Satu purchase.

•	Vendor financing provided in respect of the Freeze sale is repaid after Golar Partners places a five year NOK 1,300 million unsecured bond.

•
Quarterly dividend increased by $0.025 to $0.425 per share, driven by improved cash flow and market fundamentals. Golar also resolves to distribute an accelerated dividend of $0.425 per share for the fourth quarter of 2012 in December 2012.

Subsequent events

•	Golar and LNG Partners LLC (Houston, Texas) sign option agreement for prospective long term charter of two of Golar's newbuild carriers to service Douglas Channel LNG project.

•	Golar signs agreement with Keppel for the development of the Company's first floating liquefied natural gas vessel (“FLNGV”).

•	Golar Partners raises a further $181 million following a second follow-on equity issue.

•	Golar sells its interests in the companies that own and operate the LNG carrier Golar Grand[1] to Golar Partners for $265 million.

______________________________

1 Golar LNG Partners is a subsidiary of the Company. Accordingly, the effect of the dropdown of the Golar Grand to Golar LNG Partners, was financed through the $175 million proceeds from the Golar Partners' equity offering and the assumption of its $90 million debt, will be eliminated on consolidation other than the impact of movement in non-controlling interest for the purpose of the consolidated financial statements.

Financial Review

Golar LNG Limited reports consolidated net income of $44.7 million and consolidated operating income of $70.2 million for the three months ended September 30, 2012 (the “third quarter”).

Revenues in the third quarter were $121.1 million as compared to $107.0 million for the second quarter of 2012 (the “second quarter”). The increase is primarily as a result of a full quarter's earnings contribution from NR Satu and Golar Viking whose new charters commenced during the second quarter and this is reflected in an improved average Time Charter Equivalent (“TCE”) rate for the third quarter at $98,473 per day compared to $97,118 for the second quarter.

As expected, operating costs in the third quarter at $19.4 million are higher than the second quarter at $17.8 million. This is mainly due to the NR Satu being operational throughout the quarter.

Following repayment of the long-term debt due to related parties in July and a small drop in LIBOR, net interest expense for the third quarter fell to $7.8 million from $8.5 million in the second quarter.

Other financial items decreased from a loss of $4.4 million in the second quarter to a third quarter loss of $3.2 million. This is mainly due to reduced negative mark-to-market valuation movements in respect of currency and interest rate swaps.

Tax expense is higher this quarter at $1.7 million compared to $0.4 million in the second quarter. This is due to tax provisions made in respect of the NR Satu, for which the Company is fully reimbursed by the charterer.

Financing

Golar LNG Partners first follow-on equity offering
Golar Partners closed a public offering of 5,500,000 common units on July 16 at a price of $30.95 per common unit. In addition, the Underwriters exercised in full their option to purchase a further 825,000 common units bringing the total number of units sold to 6,325,000. Golar GP LLC, the Partnership's general partner, maintained its 2% general partner interest in the Partnership and Golar subscribed to 969,305 common units in a private placement at a price of $30.95 per unit. Golar Partners raised net proceeds of approximately $223 million as a result of the offering. Following the private placement Golar's interest in the Partnership (including the general partner stake) was diluted from 65.4% to 57.5%.

Nusantara Regas Satu2
As previously announced and subsequent to the successful acceptance by its Charterer on July 13 the Company completed its sale of the FSRU, NR Satu to Golar Partners on July 19, 2012 for $385 million. Golar Partners financed the acquisition using the proceeds from the July 16 equity offering, cash from operations and making use of $155 million of vendor financing provided by Golar. The vendor financing is expected to be refinanced shortly when Golar Partners enters into bank financing in respect of the NR Satu.

Settlement of Freeze Vendor Financing
On September 28 Golar Partners successfully concluded a five year NOK1,300 million bond issue in the Norwegian Bond market that was closed and settled in October 2012. The aggregate principal amount of the bonds is equivalent to approximately $227 million and has been swapped to USD with an all-in fixed rate of 6.485%. Golar Partners applied $222 million of the net proceeds against the equivalent outstanding vendor financing provided by Golar in respect of the Golar Freeze2. This facility which accrued interest at 6.75% in favour of Golar was extinguished on October 12.

Golar Partners second follow-on equity offering
Golar Partners closed a further public offering of 4,300,000 common units on November 7, 2012 at a price of $30.50 per common unit. Golar GP LLC, the Partnership's general partner, maintained its 2% general partner interest and Golar subscribed to 1,524,590 common units in a private placement at a price of $30.50 per unit. The net proceeds to the Partnership from this offering were approximately $181 million. Following the closing, the Company owns 11,821,149 common units and 15,949,831 subordinated units representing an approximate 52.1% interest in the Partnership. By virtue of its ownership of the General Partner which owns 1,065,225 units, the Company's total interest in the Partnership now stands at approximately 54.1%.

Golar Grand1
On November 8, the Company completed its sale of interests in the companies which own and operate the LNG carrier Golar Grand to Golar Partners for $265 million. Golar Partners financed the purchase by using $175 million of the $181 million proceeds from the equity offering that closed on November 7. As part of the sale, Golar Partners also assumed a $90 million finance lease obligation (net of the associated cash deposit) in respect of the vessel.

As a result of the above transactions and assuming Golar Partners repays the remaining $155 million vendor loan with a bank facility, as at the end of November, the Company would have approximately $500 million in cash which it will mainly use for funding the remaining equity portion of its newbuilding program.

2 Golar LNG Partners is a subsidiary of the Company. Accordingly, the effect of the dropdown of the NR Satu and the Golar Freeze to Golar LNG Partners, will be eliminated on consolidation other than the impact of movement in non-controlling interest for the purpose of the consolidated financial statements.

Corporate and other matters

Dividends
The Board has proposed that the cash dividend be increased by $0.025 to a total of $0.425 a quarter based on another quarter of increased earnings and strong fundamental outlook. The Board has noted that a significant part of Golar's U.S. shareholder base may be subject to increased dividend taxation for 2013. In view of this, the Board has decided to accelerate the dividend payment for the fourth quarter of 2012 such that the dividend can be paid out together with the third quarter dividend. This advanced dividend for the fourth of 2012 is also set at $0.425 per share. The total dividend payment due will therefore be $0.85 per share. The record date for the dividend will be December 7, ex-dividend date is December 5 and the dividend will be paid on or about December 21. In view of the acceleration of the fourth quarter 2012 dividend payment, no additional dividend payment can be expected prior to the declaration of the first quarter dividend in 2013.

Chile FSRU
As previously announced, Golar was awarded the Gas Atacama Mejillones Seaport's FSRU Project (“Gas

Atacama”) on July 5, 2012, subject to certain contractual conditions related to Gas Atacama achieving a threshold of new power sales agreements prior to 31 December 2012. The Company is expecting that these thresholds are not likely to be met within December 31 and the parties will discuss a possible extension of the deadline.

British Columbia LNG project
On October 10, Golar entered into a 90 day Vessel Charter Option Agreement with LNG Partners LLC (Houston, TX) for the provision of two newbuild LNG carriers under long term contract to deliver LNG production from the Douglas Channel LNG Project in British Columbia (BC), Canada. The Douglas Channel Project, in which LNG Partners is an equity owner, is a proposed liquefaction facility on the west bank of the Douglas Channel, within the district of Kitimat, BC. In addition to prospectively providing two vessels, the agreement confers certain preferential rights for Golar to participate in the project with LNG Partners LLC by way of infrastructure investment or LNG offtake.

Floating Liquefaction ("FLNG")
On October 31, Golar entered into an agreement with Keppel Shipyard Limited ("Keppel") to develop the Company's first floating liquefied natural gas vessel. The agreement is based on the conversion of one of the Company's existing Moss type vessels and includes options for two further vessel conversions. Keppel has previously worked with Golar converting comparable Moss type vessels into FSRUs.

The Company is targeting projects with pipeline quality gas and unconventional natural gas reserves such as coal bed methane and shale gas or lean gas sourced from offshore fields, which thereby limits the gas processing equipment needed.

The first unit which will be developed through stages according to customer requirements will have a capacity of up to two million tonnes per annum. This strategy is designed to put Golar in a stronger position to utilise its own LNG carrier fleet and to provide gas for existing and potential FSRU customers. The FEED study has commenced and conversion is expected to be underway by June 2013.

De-listing from Oslo Bors
The company completed its delisting from the Oslo Bors on August 30 as planned. Golar continues to maintain a VPS register and completed the Norwegian OTC registration of Golar LNG Limited on August 31 so that Norwegian shareholders can continue to hold and trade their shares in Norway.

Shares and options
During the quarter a total of 83,309 options were exercised. In connection with this, the Company issued 83,309 new shares. The total number of remaining options is 676,720. As at September 30, 2012 the total number of shares outstanding in Golar excluding options is 80,407,061.

Shipping
Although an optimistic sentiment within the shipping market continues in the longer term, a bearish cargo market prevailed in the third quarter with falling prices and weak demand in the Far East. Chartering activity remained thin and lacked direction and consequently, short-term charter rates experienced a correction from rates seen earlier in the year.

Looking to the fourth quarter, weak Far East demand may result in additional vessels being released into the market, however, with limited available modern undedicated vessels a resumption in interest from buyers could very easily pull rates upward again.

The worldwide LNG fleet currently stands at 365 vessels including FSRUs, with a further 87 on order including FSRU's/FPSO's. Seventy nine vessels have been ordered since January 1, 2011, including 22 vessels ordered in 2012. Approximately 59% of the order book is already committed. Delivery of most of this order book is not scheduled to commence until Q3 2013 at which time increased exports, fleet renewals, new sales contracts and active trading interests provide solid support for attractive long term charter rates.

The chartering market is beginning to differentiate between shipping technologies by creating a tiered pricing environment where TFDE vessels will command a premium against all other types of tonnage.  As such, market references are moving away from steam turbine units and towards the ultra-modern highly efficient 160-162,000m3 TFDE ship. The efficiencies of ultra-modern TFDE, as compared to steam turbine propulsion systems, generate a recognized operational savings of anywhere between US$20-40,000/day given the cost of various considerations (bunkers and LNG; the greater the price the greater the savings).

LNG Market

Despite tightening supply from minor production issues reported at Snohvit, Qatargas and Yemen LNG, downward pressure on pricing was experienced primarily due to high inventory levels that persisted East of Suez. This reduced arbitrage trade opportunities and negatively impacted the spot market.

Spot cargo prices fell from around $15.00 per mmbtu in July to the low $12.00 per mmbtu levels by the end of the quarter. There are however signs that the price decline has reached bottom with spot price indicators increasing for winter cargoes.

Towards the end of the quarter European spot prices declined in the absence of re-export/diversion opportunities, ample pipeline gas and low demand. Trading opportunities diminished as NBP and Far East price spreads fell below $3.00 per mmbtu for prompt deliveries. During this period Europe's re-exports declined by more than 50% from the second quarter.

New LNG supply will soon be coming to the market with the commissioning of Angola LNG in the Atlantic Basin. Despite delays at the West African project during the third quarter, exports are expected to start early in the New Year. This represents a set-back of about ten months from the original target date for the country's first LNG project.

In the Far East, ConocoPhillips and Origin Energy announced the sanctioning of a second train at its Australia Pacific LNG project. The project is planning to bring the first train on late in 2015 with the second train following in 2016. Both trains will be sized at 4.5 million tonnes. Additionally, during the quarter Chevron made positive statements about proceeding with a fourth train at its Gorgon LNG project in Barrow Island, Western Australia. There are currently three trains at Gorgon under construction totalling 15.6 million tonnes.

In addition to Angola, given imminent start-up of the project, supply projects under construction in both the Atlantic and Pacific Basin have reached close to 100 million tonnes, with construction officially beginning at Cheniere's Sabine Pass LNG export facility.

FSRUs

Golar is currently working on multiple FSRU opportunities and has been shortlisted for five projects. FSRUs have become an acceptable regasification solution for most new LNG importers and Golar's speculative FSRU orders have positioned the Company to meet demand for projects with short lead times. The Company notes that there appears to be an increased emphasis placed on operators, such as Golar, who can demonstrate prior success in fast-track project execution and operational experience.

The Middle East continues to be extremely active as countries address rapidly developing gas shortages with more than five projects currently in various phases of development. South Asia and South America are also areas with multiple development opportunities. All of these regions are, almost exclusively, focused on floating regasification solutions and the Board feels that the favorable economics of FSRUs will allow Golar to continue to expand its franchise in the future.

Outlook

The Company has in the last nine months raised approximately $0.9 billion in cash through drop down sales to Golar Partners and financing efforts (inclusive of the refinancing of the remaining Golar Partners vendor loan). The target has been to fully finance the existing new building program and continue to grow the dividend without raising additional equity or realising any of its $825 million investment in Golar Partners. The Board is pleased with the progress made.

The remaining capital expenditure of the thirteen ship new building program is approximately $2.3 billion. The Company has received several proposals from its core banks which support the Company's view that, through a combination of its existing cash position, positive cash flow and the proposed financing it is able to reach this target. Any additional dropdowns or long term charters for the new buildings will further improve this situation.

The negative development in the spot charter market in the third quarter has shown that the present shipping market and market balance are sensitive to any set back in production volumes. The Board expects that this situation will gradually improve in the coming three to four years, as large new LNG production volumes will come to the market. A significant part of these volumes have at present not secured shipping capacity.

The Board is excited about the progress made and the prospects for the FSRU business as well as the FLNG business. However significant work is outstanding in order to convert this progress into additional earnings.

Due to the successful growth in the dividend in Golar Partners, Golar LNG is now in a position where its wholly owned subsidiaries Golar GP LLC and Golar LNG Energy Limited, are expected to start to receiving incentive distribution payments from the Partnership. Following the drop down of the Golar Grand this amounts to $2.5 million on an annual basis.

The results for Q4 will be negatively influenced by the planned dry-docking for the Golar Spirit as well as reduced revenue for Golar Maria trading in the spot market. For the remaining vessels earnings are likely to be in line with the third quarter.

Further growth in earnings will come when the first new building is delivered in August next year.

The Board remains confident in the way the Company is positioned to meet the high growth in LNG consumption expected in the years to come.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar. Although Golar believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU's; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU's to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

November 28, 2012
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900

Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2012	2012	2012	2011	2011
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan - Dec

Operating revenues	121,126	106,992	311,187	219,226	299,848

Vessel operating expenses	19,411	17,821	65,142	45,250	62,872
Voyage and charterhire expenses	3,352	3,052	7,150	5,020	6,042
Administrative expenses	4,929	6,663	18,107	23,783	33,679
Depreciation and amortization	23,280	21,459	64,782	51,985	70,286
Impairment of long-term assets	—	—	—	—	500
Total operating expenses	50,972	48,995	155,181	126,038	173,379

Other operating gains and losses	—	(11)	(27)	(5,953)	(5,438)

Operating income	70,154	57,986	155,979	87,235	121,031

Loss on disposal of fixed assets	(151)	—	(151)	—	—
Gain on business acquisition	—	—	4,084	—	—
Gain on sale of available-for-sale-securities	—	—	—	541	541

Financial income (expenses)
Interest income	521	514	1,547	1,192	1,757
Interest expense	(8,361)	(9,020)	(24,003)	(19,637)	(25,773)
Other financial items	(3,195)	(4,372)	(10,214)	(29,039)	(29,086)
Net financial expenses	(11,035)	(12,878)	(32,670)	(47,484)	(53,102)

Income before taxes, equity in net earnings of associates and non-controlling interests	58,968	45,108	127,242	40,292	68,470
Taxes	(1,688)	(448)	(967)	2,631	1,705
Equity in net earnings (losses) of investees	222	190	418	(1,660)	(1,900)

Net income	57,502	44,850	126,693	41,263	68,275
Net (income) loss attributable to non-controlling interests	(12,776)	(9,434)	(31,375)	(11,793)	(21,625)
Net income attributable to Golar LNG Ltd	44,726	35,416	95,318	29,470	46,650

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2012	2012	2012	2011	2011
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

Net income	57,502	44,850	126,693	41,263	68,275

Other comprehensive (loss) income:
Losses associated with pensions (net of tax)	—	—	—	—	(3,139)
Unrealized net gain (loss) on qualifying cash flow hedging instruments	776	554	2,855	(1,906)	1,024
Other comprehensive income (loss)	776	554	2,855	(1,906)	(2,115)
Comprehensive income	58,278	45,404	129,548	39,357	66,160

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	45,589	36,295	98,272	27,282	43,636
Non-controlling interests	12,689	9,109	31,276	12,075	22,524
	58,278	45,404	129,548	39,357	66,160

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2012	2011
(in thousands of $)	Sep-30	Dec-31

ASSETS
Current
Cash and cash equivalents	118,464	66,913
Restricted cash and short-term investments	45,787	28,012
Other current assets	16,365	10,687
Amounts due from related parties	47	354
Total current assets	180,663	105,966
Non-current
Restricted cash	189,409	185,270
Equity in net assets of non-consolidated investees	5,677	22,529
Newbuildings	347,437	190,100
Vessels and equipment, net	1,791,169	1,704,907
Other long-term assets	28,234	23,862
Total assets	2,542,589	2,232,634

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	74,763	64,306
Current portion of capital lease obligations	5,866	5,909
Other current liabilities	155,033	164,747
Amounts due to related parties	597	21,178
Total current liabilities	236,259	256,140
Long-term
Long-term debt	799,577	627,243
Long-term debt to related parties	—	80,000
Obligations under capital leases	406,430	399,934
Other long-term liabilities	108,113	113,497
Equity
Non-controlling interests	150,408	78,055
Stockholders' equity	841,802	677,765

Total liabilities and stockholders' equity	2,542,589	2,232,634

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2012	2012	2012	2011	2011
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

OPERATING ACTIVITIES
Net income	57,502	44,850	126,693	41,263	68,275
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,280	21,459	64,782	51,985	70,286
Amortization of deferred tax benefits on intragroup transfers	(1,814)	(1,814)	(5,442)	(4,873)	(6,687)
Amortization of deferred charges	372	356	1,112	1,125	1,484
Undistributed net (earnings)/losses of non-consolidated investee	(222)	(65)	(293)	1,660	1,900
Drydocking expenditure	(2,339)	(5,210)	(20,753)	(17,508)	(19,773)
Stock-based compensation	123	587	1,267	1,081	1,970
Loss on disposal of fixed assets	151	—	151	—	—
Gain on business acquisition	—	—	(4,084)	—	—
Gain on available-for-sale-securities	—	—	—	(542)	(541)
Change in market value of derivatives	(3,938)	3,032	(6,195)	6,674	3,117
Other current and long-term assets	(989)	(1,987)	(7,928)	(12,561)	4,003
Other current and long-term liabilities	(7,131)	739	(18,270)	27,305	(10,493)
Interest element included in capital lease obligations	125	126	273	628	898
Unrealized foreign exchange loss/(gain)	3,648	(2,276)	5,061	1,852	1,669
Impairment of long-term assets	—	—	—	—	500
Net cash provided by operating activities	68,768	59,797	136,374	98,089	116,608

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2012	2012	2012	2011	2011
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(18,810)	(34,409)	(70,735)	(85,594)	(99,082)
Additions to newbuildings	(47,055)	(3,804)	(157,337)	(181,964)	(190,100)
Investment in subsidiary, net of cash acquired	—	—	(19,438)	—	—
Additions to unlisted investments	—	—	—	(319)	(4,152)
Additions to investments	(173)	—	(173)	—	—
Placement of long-term restricted cash	—	—	—	—	(1,739)
Proceeds from sale of investments in available-for-sale securities	—	—	—	901	901
Proceeds from disposal of fixed assets	40	—	40	—	—
Restricted cash and short-term investments	(6,647)	6,262	(16,115)	(5,973)	(4,472)
Net cash used in investing activities	(72,645)	(31,951)	(263,758)	(272,949)	(298,644)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	—	—	250,000	23,600	23,600
Proceeds from long-term debt from related parties	30,000	—	200,000	80,000	80,000
Repayments of obligations under capital leases	(1,600)	(1,618)	(4,678)	(4,591)	(6,054)
Repayments of short term and long-term debt	(9,739)	(22,149)	(41,566)	(107,655)	(129,350)
Repayments of long-term debt to related parties	(120,000)	—	(280,000)	—	—
Financing costs paid	(851)	—	(4,279)	—	—
Cash dividends paid	(32,159)	(28,151)	(107,477)	(52,083)	(65,022)
Acquisition of non-controlling interest	—	—	—	(108,050)	(108,050)
Non-controlling interest dividends	(8,855)	(6,534)	(21,923)	(6,312)	(12,532)
Proceeds from exercise of share options (including disposal of treasury shares)	918	227	1,720	12,851	13,845
Proceeds from issuance of equity in subsidiaries to non-controlling interests	187,138	—	187,138	287,795	287,795
Net cash provided (used in) by financing activities	44,852	(58,225)	178,935	125,555	84,232
Net increase (decrease) in cash and cash equivalents	40,975	(30,379)	51,551	(49,305)	(97,804)
Cash and cash equivalents at beginning of period	77,489	107,868	66,913	164,717	164,717
Cash and cash equivalents at end of period	118,464	77,489	118,464	115,412	66,913

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contrib-uted Surplus	Accumulated Other Comprehensi-ve loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Stockholders' Equity
Balance at December 31, 2010	67,809	(2,280)	100,285	200,000	(33,312)	78,086	410,588	188,734	599,322

Net income	—	—	—	—	—	29,470	29,470	11,793	41,263
Dividends	—	—	—	—	—	(62,191)	(62,191)	—	(62,191)
Share options charge	—	—	1,081	—	—	—	1,081	—	1,081
Incorporation costs	—	—	40	—	—	—	40	—	40
Disposal of treasury shares	—	2,280	—	—	—	—	2,280	—	2,280
Non-controlling interest dividends	—	—	—	—	—	—	—	(6,312)	(6,312)
Exercise of share options	733	—	9,826	—	—	(2,720)	7,839	669	8,508
Acquisition of shares in non-controlling interest¹	11,603	—	3,839	—	1,378	—	16,820	(129,379)	(112,559)
Creation of non-controlling interest 2	—	—	183,021	—	—	—	183,021	104,773	287,794
Other comprehensive (loss) income	—	—	—	—	(2,188)	—	(2,188)	282	(1,906)

Balance at September 30, 2011	80,145	—	298,092	200,000	(34,122)	42,645	586,760	170,560	757,320

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehens-ive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity
Balance at December 31, 2011	80,237	—	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	—	—	—	—	—	95,318	95,318	31,375	126,693
Dividends	—	—	—	—	—	(86,342)	(86,342)	—	(86,342)
Share options charge	—	—	1,268	—	—	—	1,268	—	1,268
Issuance of convertible bonds	—	—	24,979	—	—	—	24,979	—	24,979
Non-controlling interest dividends	—	—	—	—	—	—	—	(21,923)	(21,923)
Exercise of share options	170	—	2,764	—	—	(1,213)	1,721	—	1,721
Other comprehensive income	—	—	—	—	2,954	—	2,954	(99)	2,855
Addition to NCI from issuance of equity in subsidiaries[3]	—	—	41,108	—	—	—	41,108	146,031	187,139
Impact of transfer of NR Satu to Golar Partners[4]	—	—	83,031	—	—	—	83,031	(83,031)	—

Balance at September 30, 2012	80,407	—	551,533	200,000	(31,994)	41,856	841,802	150,408	992,210

Footnote:

1.
In connection with the acquisition of the Golar Energy shares the company increased its ownership of Golar Energy during the period from 61.1% to 99.6%. On June 3, 2011 a compulsory offer was made to acquire the remaining 0.4% resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792 were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company's share capital by 11,603,253 and share premium by $340.0 million. The new Golar LNG shares were effectively issued for $30.30 per share.  The remaining Golar Energy shares were acquired at a price of approximately $5 per share. As a result of this non-controlling interest of $129.4 million was eliminated and the difference between the NCI and consideration paid was recognised as a reduction in APIC of $335.9 million.

2.
In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar LNG Partners LP (Golar Partners), which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company's ownership of Golar Partners was reduced to approximately 65%. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million (net proceeds of $287.8 million).

3.
In July 2012, the Company completed a follow-on offering of 5.5 million common units (including a 0.8 million units issued in respect of over-allotment option) of its subsidiary, Golar Partners. As a result of the follow-on offering, the Company's ownership of Golar

Partners was reduced to 57.5%. The 5.5 million units were priced at $30.95 resulting in gross proceeds of $195.8 million (net proceeds of $187.1 million).

4.
In July 2012, the Company transferred its 100% interests in certain subsidiaries which own and operate the FSRU, the NR Satu. The purchase consideration was $385 million (excluding purchase price adjustments of $1.9 million) for the vessel (based on a third party valuation) of which $223 million was financed using net proceeds from the July 2012 equity offering, cash on hand of $7 million and making use of $155 million of vendor financing provided by Golar. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum and payments are quarterly. The vendor financing is expected to be refinanced when Golar Partners enters into bank financing in respect of the NR Satu. As a result of this transaction, the Company recorded an addition in the Company's stockholders' equity of $83 million.